EXHIBIT 99.1

Evotec SE appoints Dr Christian Wojczewski as Chief Executive Officer

23-Apr-2024 / 20:38 CET/CEST

Disclosure of an inside information acc. to Article 17 MAR of the Regulation (EU) No 596/2014, transmitted by EQS News - a service of EQS Group AG.

The issuer is solely responsible for the content of this announcement.

Hamburg, Germany – Evotec SE (Frankfurt Stock Exchange: EVT, MDAX/TecDAX, Prime Standard, ISIN: DE 000 566480 9, WKN 566480; NASDAQ: EVO) announces the appointment of Dr Christian Wojczewski as Chief Executive Officer of the Company, effective 01 July 2024. Dr Wojczewski holds a degree in chemistry and has over 20 years of experience in various management positions, most recently as CEO of Mediq and at Linde Healthcare.

Dr Mario Polywka, who has led Evotec as Interim CEO since 03 January 2024, will retire from his position at the end of June and will also not seek re-election for his dormant Supervisory Board mandate, which expires with the 2024 Annual General Meeting.

– End of the ad hoc release –

Contact: Volker Braun, EVP Head of Global Investor Relations & ESG, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49 (0)40 228 999 338, volker.braun@evotec.com